Exhibit 99.55

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in open market or privately negotiated purchases.

MARFRIG GLOBAL FOODS S.A.

Publicly Traded Company

CNPJ/MF No. 03.853.896/0001-40

NIRE 35.300.341.031

NOTICE TO SHAREHOLDERS

Distribution of Interim Dividends

Marfrig Global Foods S.A. (“Marfrig” or “Company”), in continuation of the material fact disclosed on this date, which reported on the meetings of the Board of Directors of the Company and BRF S.A. (“BRF”) that deliberated on matters related to the merger issued by BRF by the Company (“Merger”) approved at the Company’s Extraordinary General Meeting that began and was suspended on June 18, 2025, and resumed and concluded on August 5, 2025 (“Meeting”), provide its shareholders with additional information on the approval, on this date, by the Company’s Board of Directors, of the distribution of dividends, as provided for in item 3.1.3 of “Plan of Merger for the Merger Issued by BRF S.A. by Marfrig Global Foods S.A.” entered into on May 15, 2025, as amended on May 26, 2025 (“Plan of Merger”).

The Board of Directors, in accordance with items 3.1.3 and 3.1.5 of the Plan of Merger, approved the distribution of the total amount of R$2,346,333,786.47 (two billion, three hundred forty-six million, three hundred thirty-three thousand, seven hundred eighty-six reais and forty-seven cents) as dividends, corresponding to R$2.81050111040 per share issued by the Company (excluding shares held by the Company’s shareholders who exercised their right of withdrawal due to the Merger and who will not be entitled to receive dividends, as provided for in the Plan of Merger).

Shareholders of the Company registered as such on September 18, 2025 (inclusive) (“Cut-Off Date”) will be entitled to receive dividends, and it is certain that as of September 19, 2025, the shares issued by the Company will be traded ex-dividends.

Dividends will be paid in a single installment, in local currency, on September 30, 2025, without monetary adjustment or interest.

The Company will credit the dividends due to each shareholder according to the number of shares held on the Cut-Off Date, in accordance with the bank details provided to Banco Bradesco S.A. (“Bookkeeper”), the institution responsible for the bookkeeping of the Company’s shares, as well as in accordance with the procedures established by that institution.

For shareholders whose registration does not contain their CPF/CNPJ number or the indication of “Bank/Branch/Current Account,” dividends will only be credited after the registration has been updated, within the deadlines determined by the Bookkeeper.

Shareholders whose shares are deposited with institutions providing securities custody services will have their dividends credited in accordance with the procedures adopted by the depositary institutions.

For holders of American Depositary Receipts (ADRs), payment will be made by JP Morgan Chase Bank, the depositary bank of Marfrig’s ADRs. Information regarding the US Registration Date, Payment Date or other additional information will be available at https://www.adr.com/.

The receipt of dividends will be exempt from Income Tax, in accordance with Article 10 of Law No. 9,249, of December 26, 1995.

São Paulo, September 8, 2025.

MARFRIG GLOBAL FOODS S.A.

Tang David

Chief Financial Officer and Investor Relations Officer